UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AutoInfo, Inc.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

052777109

(CUSIP number)

Larry Robbins, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

(Name, address and telephone number of person authorized to receive notices and communications)

November 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 052777109		(Page 2 of 6)
1	Name of reporting person I.R.S. Identification nos. of above persons (entities only) Investors Management Corporation I.R.S. ID 56-0991150
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,494,884
	8	Shared voting power 0
	9	Sole dispositive power 4,494,884
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,494,884
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.4%
14	Type of reporting person (see instructions) CO

CUSIP No. 052777109	(Page 3 of 6)

Item 1. Security and Issuer

This Schedule 13D/A relates to the shares of common stock, par value $0.001 per share (the “Shares”), of AutoInfo, Inc., a Delaware corporation (“Issuer”). The principal executive office of the Issuer is located at 6413 Congress Ave., Suite 260, Boca Raton, Florida 33487. This Amendment No. 6 amends the Shares owned by Reporting Person.

Item 2. Identity and Background

(a) Reporting Person: This Schedule 13D/A is filed by Investors Management Corporation (“IMC”). Morehead Opportunity Fund, a Delaware limited liability company (“Morehead Opportunity Fund”) previously owned the Shares. IMC was the limited partner of the Morehead Opportunity Fund. The general partner of the Morehead Opportunity Fund was Morehead Capital Advisors I, LLC (“Morehead Capital Advisors”). In 2009, Morehead Opportunity Fund and Morehead Capital Advisors liquidated and distributed all of its holdings, including all of their shares of the Issuer, to IMC, the limited partner of Morehead Opportunity Fund. The Reporting Person received the Issuer’s shares in connection with the liquidation. Following the 2009 distribution, the Reporting Person beneficially held approximately 4,534,884 shares of the Issuer’s Common Stock. On November 11, 2010, the Reporting Person sold 40,000 shares of the Issuer’s Common Stock as reported herein.

(b) The principal business address of the Reporting Person is 5151 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

(c) The principal business of Reporting Person is primarily investing in privately-held companies.

(d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received the Shares pursuant to the 2009 liquidation of the Morehead Opportunity Fund and Morehead Capital Advisors.

CUSIP No. 052777109	(Page 4 of 6)

Item 4. Purpose of Transaction

The Reporting Person originally acquired the Shares for investment in the ordinary course of business because it believed that when purchased, the Shares were undervalued and represented an attractive investment opportunity. The Reporting Person intends to review its holdings of Shares on a continuing basis and in that connection expects to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the financial condition, results of operations and prospects of the Issuer, tax considerations, conditions in the transportation services industry and securities markets, general economic and industry conditions, other investment and business opportunities available to the Reporting Person, and other factors that the Reporting Person may deem relevant, and will in the future take such actions with respect to investment in the Issuer as it deems appropriate. Such actions that the Reporting Person may take include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving the Issuer; (b) increasing or decreasing its position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.

While the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the transactions involving the Reporting Person described in sub-paragraphs (a) through (e) of Item 4 of Schedule 13D, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (e) of Item 4. The Reporting Person intends to review its investment in the Issuer on a continuing basis. The Reporting Person retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on November 11, 2010, the Reporting Person beneficially owned 4,494,884 Shares, constituting approximately 13.4% of the Shares outstanding. The percentage of Shares beneficially owned by the Reporting Person is based upon 33,512,531 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.

(b) See paragraph (a) above.

(c) The following transactions have been made by the Reporting Person in the past 60 days.

CUSIP No. 052777109	(Page 5 of 6)

Date	No. of Shares	Sold or Acquired	Price Per Share	% of Shares Beneficially Owned
11/11/2010	40,000	Sold	$.60	13.4%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 052777109	(Page 6 of 6)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INVESTORS MANAGEMENT CORPORATION

Date: November 23, 2010

	By:	/s/ Lamar Bell
		Name:	Lamar Bell
		Title:	Chief Financial Officer